                                     EXHIBIT 1.2

Anthony-Taylor Companies, Inc.                              January 27, 1998
Attn: Mr. Chris Post
2240 Vineyard Avenue
Escondido, CA 92029


Dear Chris:

     Following our various discussions and written communications regarding the purchase by Ameritech Environmental, Inc. ("Purchaser"), a proposed wholly-owned subsidiary of SYS, a California corporation, of selected assets and liabilities of Ameritech Engineering LLC ("Seller"), the following is proposed:

1. Purchaser will pay Anthony-Taylor Companies, Inc. $50,000 at the closing of this transaction for the following:

     a. All tangible assets, including equipment, listed as purchased by the Seller on and since October 23, 1996, all of which shall be in good working order and so certified by Seller;

     b. All uncompleted contracts, work-in-process, proposals, sales leads, new business opportunities, customer lists, sales literature and related documentation, writings, communications and notes pertaining to Seller's business;

     c. The legal name Ameritech Environmental, Inc. (AEI) and other aliases which have been used to sell or perform the business being performed during the past three years. Seller to retain ownership of the "logo" and legal name of Ameritech Engineering LLC. Seller agrees not to conduct business under the legal name after the date of closing except as necessary during liquidation. Once liquidation is completed Seller will file the necessary documents with the State of Nevada to legally close the limited liability company;

     d. All other tangible assets including accounts receivable of Seller for services performed after January 31, 1998, or the date that this transaction closes, whichever is later, and all goodwill of the Seller related to the lines of business of the Seller.

2. Seller shall retain all accounts receivable for services performed prior to, and including, January 31, 1998 or the date that this transaction closes, whichever is later, and all liabilities other than the Nevada facility lease and equipment lease obligations for the benefit of Anthony-Taylor and these lease obligations shall be assumed by Purchaser as of February 1, 1998 or the day after this transaction closes, whichever is later.

3. Purchaser acknowledges that Seller was providing the same services offered by AEI prior to Seller's association with AEI in 1996, and that Seller intends to continue to offer these services in the future and therefore can not agree to unconditional non-compete. Also, Purchaser acknowledges that Seller has relationships with certain clients that AEI currently does business with that existed prior to the Seller's association with AEI in 1996. However, Seller agrees not to offer Seller's asbestos and lead services to AEI's clients, unless Seller had a pre-existing relationship with the client.

4. Purchaser agrees to remove all of the selected assets, as referenced above, located on Seller's premises at 2240 Vineyard Avenue, Suite A, Escondido, California no later than 30 days after consummation of this transaction. In addition, Purchaser will make arrangements for the transfer of the telephone numbers belonging to AEI to coincide with the moving of the selected assets.

5. Purchaser agrees that Eugene Fling will devote reasonable time to assist Seller in collecting outstanding accounts receivable.

6. Purchaser shall be responsible for the compensation to The Heim Group, Inc. for this transaction only. The compensation shall not exceed $28,000.

7. SYS agrees that purchase of AEI is based wholly on their inspection of the selected assets included in this transaction, financial data provided by The Heim Group and representations made by Fling, and that Purchaser is satisfied with the results of these inspections and the accuracy of all representations made.

8. Purchaser agrees to compensate Seller for AEI related expenses incurred starting February 1, 1998 or the day after this transaction closes, whichever is later, on a dollar for dollar basis. These expenses include rent, payroll, cash disbursements, etc.

9. Purchaser acknowledges that it is necessary for Seller to enter into an exit agreement with Fling, and that such agreement is vital to the consummation of this transaction. Therefore, Purchaser agrees that this offer is conditional upon acceptance, by Fling, of the agreement between Seller and Fling.

10. Consummation of this agreement is also continent upon The Heim Group, Inc., Eugene Fling, the SYS Board of Directors and Anthony-Taylor Companies, Inc. agreeing to the terms of the related agreements. The Purchaser retains the right to cancel this agreement if it is not satisfied with the results of its due diligence investigation.

11.  Each party shall be responsible for their own legal and accounting fees.

     If these terms are agreeable to you, please sign below. If you have any questions pertaining to the above, please contact the undersigned.

                                   Respectfully,
                                   SYS

                                   /s/ Robert D. Mowry
                                   Robert D. Mowry
                                   Chairman and Chief Executive Officer

Accepted:


/s/ Chris Post                                    Date: February 4, 1998
-----------------------------------                     ------------------------
Chris Post